Filed Pursuant to Rule 424(b)(3)

File Nos. 333-209902

Great-West SecureFoundation®

Group Fixed Deferred Annuity Certificate

Issued by:

Great-West Life & Annuity Insurance Company

Supplement dated March 12, 2019

to the Prospectus dated May 1, 2018

This Supplement amends certain information contained in the Prospectus dated May 1, 2018.

Great-West SecureFoundation® Lifetime 2015 Fund Merger:

Effective on or about April 12, 2019 (the “Merger Date”), the Great-West SecureFoundation® Lifetime 2015 Fund (the “Acquired Fund”) will merge into the Great-West SecureFoundation® Balanced Fund (the “Acquiring Fund”). Effective on the Merger Date, any assets remaining in the Sub-Account for the Acquired Fund will become invested in the Sub-Account for the Acquiring Fund. Additionally, any applicable Contract benefits, such as the Benefit Base and Guaranteed Annual Withdrawals, associated with any investment in the Sub-Account for Acquired Fund on the Merger Date will be transferred to the Sub-Account for the Acquiring Fund. Please note, if you are already invested in both the Sub-Account for the Acquired Fund and the Sub-Account for the Acquiring Fund, then it is possible that you have a different Ratchet Date for the Acquired Fund (the “Acquired Fund’s Ratchet Date”) and the Acquiring Fund (the “Acquiring Fund’s Ratchet Date”). If this is the case, then effective on the Merger Date, your Ratchet Date for the Acquiring Fund will receive a one-time adjustment to either (a) the Acquired Fund’s Ratchet Date or (b) the Acquiring Fund’s Ratchet Date, whichever occurs soonest after the Merger Date.

Contract Owners may transfer assets out of the Sub-Account for the Acquired Fund at any time prior to the Merger Date, and any such transfer will not incur a transfer charge and will not count against the annual free transfer limit. Please note, any transfer out of the Sub-Account for the Acquired Fund prior to the Merger Date will result in an Excess Withdrawal under the terms of the Contract, which will result in a reduction or termination of the Guaranteed Lifetime Withdrawal Benefit. Effective as of the start of business April 11, 2019, the Acquired Fund will close to new investors and new contributions. Additionally, all future allocations (including allocations made pursuant to an automatic contribution plan or custom transfer feature, such as dollar cost averaging or rebalancer) directed to the Sub-Account for the Acquired Fund after the Merger Date will be automatically allocated to the Sub-Account for the Acquiring Fund.

If you have any questions regarding this Supplement, please call Great-West toll-free at (800) 537-2033.

This Supplement must be accompanied by, or read in conjunction with, the current Prospectus dated May 1, 2018.

Please read this Supplement carefully and retain it for future reference.